Mail Stop 4561
      June 7, 2005

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

      Re:	Behringer Harvard REIT I, Inc.
		Form 10-K for the year ended December 30, 2004
      File No. 333-91532

Dear Mr. Bresky:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



      Cicely D. Luckey
      Accounting Branch Chief